UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 24, 2004

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva No.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

  A free English translation from Spanish of a filing by the Company with the Securities and Insurance Superintendency of Chile, relating to the Essential Fact about the Chairman of the Board Director of the society.

  A filing indicated in (1) in Spanish.

SANTIAGO, May 24, 2004

DA.061/04

Mr.

Alejandro Ferreiro Y.

Securities and Insurance Superintendent

Securities and Insurance Superintendency

Present

Ref.: Registration in the Stock and Securities Registry under number 447

Under my consideration:

In compliance with the ninth section and second clause of tenth section of Law number 18.045, and General Regulation number 30 issued by the Securities and Insurance Superintendency, enclosed I send you a report of certain relevant events about the company and the public offering.

Sincerely yours,

Claudia Quezada Romero - Joaquin Abbott Galaz

Supermercados Unimarc S.A.

Copy: Santiago Stock Exchange

Valparaiso Stock Exchange

Electronic Stock of Chile

General file

ESSENTIAL FACT

SUPERMERCADOS UNIMARC S.A.

Inscription Registers of Values No. 447

According to article ninth and ten of the Law 18.045, I inform you the following essential fact regarding the society.

In Directors Meeting entered into May 19, 2004, was elected as Chairman of the Board Director of the Supermercados Unimarc S.A. society, Mr. Francisco Javier Errazuriz Ovalle.

SANTIAGO, 24 de Mayo de 2004

DA.061/04

Señor

Alejandro Ferreiro Y.

Superintendente de Valores y Seguros

Presente

Ref.: Inscripcion Registro de Valores Nro. 447

De mi consideracion:

En virtud de lo establecido en el articulo noveno e inciso segundo del articulo 10 de la Ley 18.045, y de conformidad a lo señalado en la Norma de Caracter General Nro. 30, acompano la informacion de ciertos hechos que a criterio de esta compania, reviste el caracter de esencial o relevante respecto de la sociedad y sus valores de oferta publica.

Saluda atentamente a usted,

________________________________________________________

Claudia Quezada Romero Joaquin Abbott Galaz

pp. Supermercados Unimarc S.A.

Inc.: Lo citado

c.c.: Sres. Bolsa de Comercio de Santiago

Sres. Bolsa de Comercio de Valparaiso

Sres. Bolsa Electronica de Chile

Archivo General

HECHO ESENCIAL

SUPERMERCADOS UNIMARC S.A.

De conformidad a lo establecido en el articulo 9 y 10 de la ley 18.045, comunico el siguiente hecho esencial respecto de la sociedad.

En Sesion de Directorio de fecha 19 de Mayo de 2004, se eligio como Presidente del Directorio de la sociedad Supermercados Unimarc S.A., a don Francisco Javier Errazuriz Ovalle.